# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Currenc Group Inc., CIK 0001862935
CUSIP: G47862100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 32 BROADWAY, SUITE 401, NEW YORK, New York (NY), 10004
Date of event which requires filing of this statement: 06/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002077081

## Reporting persons
- Huang Yafangzhou: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 4,277,243; shared voting power 0; sole dispositive power 4,277,243; shared dispositive power 0; aggregate amount beneficially owned 4,277,243 (0.6% of the class)

## Item 1. Issuer
Name of issuer: Currenc Group Inc.
Address of issuer's principal executive offices: 32 BROADWAY, SUITE 401, NEW YORK, NEW YORK, 10004

## Item 2. Person Filing
Name of person filing: Yafangzhou Huang
Address of principal business office or, if none, residence: Flat C 1/F, Tower 2, Meridian Hill, 81 Broadcast Drive, Kowloon, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,227,243 common shares
Percent of class: 5.62%
Sole power to vote or to direct the vote: 4,227,243 common shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,227,243 common shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Huang Yafangzhou: Eric Hwang, with POA of Huang Yafangzhou (POA already filed w EDGAR access application) (07/15/2025)